 Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION AND TO

PRIOR CERTIFICATES OF AMENDMENTS

OF

AMERICAN DOCTORS ONLINE, INC.

Pursuant to Section 242 of the

General Laws of the State of Delaware

American Doctors Online, Inc., (hereinafter, the “Corporation”), organized and existing under and by virtue of the General Corporation Laws of the State of Delaware, does hereby certify as Follows:

By written consent of the Board of Directors of the Corporation, resolutions were duly adopted.

Pursuant to Sections 141(f) and 242 of the General Corporation Laws of the State of Delaware, Setting forth an amendment to the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), and further amending any and all prior Amendments, and further declaring this amendment be advisable, and directing that the resolution be submitted to the stockholders of the Corporation for their consideration and approval. The majority of Stockholders of the Corporation Thereafter, duly approved said proposed amendment in accordance with Sections 228 and 242 of the General Laws of the State of Delaware. The resolution setting forth the amendment as follows:

RESOLVED: That the Certificate of Incorporation of this Corporation be amended by deleting Article FOURTH of the Certificate of Incorporation, and any and all Amendments thereto, in its entirety, and replace the same with the following new Article FOURTH, so that the amended Article Fourth shall be and shall read as follows:

“The total number of shares of stock which the corporation shall have authority to issue is One Hundred Million (100,000,000), with a breakdown as follows: Ninety Five Million (95,000,000) Shares of Common Stock with a Par value of $0.01 per share and Five Million (5,000,000) Shares of Preferred Stock, with a par Value of $0.01 per share.”

In witness whereof, American Doctors Online, Inc., has caused this certificate to be signed by its President, this 20th day of June, 2013.